United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-33910

ATA Creativity Global

c/o Rm. 507, Bldg. 3, BinhuZhuoyueCheng,

WenhuaKechuangYuan, Huayuan Blvd. 365,

Baohe, Hefei, Anhui 230051, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒  Form 40-F     ☐

Resignation of Mr. Zhilei Tong

On February 12, 2025, Mr. Zhilei Tong notified ATA Creativity Global (the “Company”) of his resignation as a director of the Company effective from February 12, 2025. Mr. Zhilei Tong has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Mr. Xiaofeng Ma, the chairman of the board of directors (the “Board”) and the chief executive officer of the Company, would like to warmly thank Mr. Zhilei Tong for his contribution and commitment to the Board’s work throughout his time in office, and wish him success in his future endeavors.

The Company is looking for director candidate to fill in the vacancy created by the resignation of Mr. Zhilei Tong.

This Report on Form 6-K, are incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-278921), filed with the Securities and Exchange Commission on April 25, 2024, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATA Creativity Global

By:	/s/ Ruobai Sima
Name:	Ruobai Sima
Title:	Chief Financial Officer

Date: February 18, 2025

3